Metros Development Co., Ltd.

Tolerance Ginza Building 6F

3-9-7, Ginza, Chuo-ku

Tokyo 1040061, Japan

December 16, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Catherine De Lorenzo

Re:	Metros Development Co., Ltd. Registration Statement on Form F-1 Originally Filed July 16, 2024 File No. 333-280834

Dear Catherine De Lorenzo:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Metros Development Co., Ltd. (the “Registrant”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof, of the Registrant’s Registration Statement on Form F-1 (File No. 333-280834), together with all exhibits and amendments thereto, initially filed to the Commission on July 16, 2024 (the “Registration Statement”).

The Company has determined not to pursue, at this time, the public offering to which the Registration Statement relates due to changed circumstances since the filing of the Registration Statement. Because the proposed issuance of securities under the Registration Statement will not occur, the Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477 promulgated under the Securities Act. The Registrant hereby confirms that the Registration Statement has not been declared effective and that no securities have been sold thereunder.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use by the Registrant.

The Registrant hereby respectfully requests that the withdrawal of the Registration Statement be effective as of the date hereof and requests that a written order granting the withdrawal of Registration Statement be issued by the Commission as soon as reasonably possible.

Sincerely,

By:	/s/ Yoshihiro Koshiba
Name:	Yoshihiro Koshiba
Title:	Chief Executive Officer

cc:	Craig D. Linder, Esq., Anthony, Linder & Cacomanolis, PLLC